December 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Mark Brunhofer

Ms. Lisa Vanjoske

Ms. Dorrie Yale

Ms. Suzanne Hayes

Re:	Biofrontera AG

Confidential Draft Submission No. 3 of Draft Registration Statement on Form F-1

Submitted December 22, 2017

CIK No. 0001712641

This letter sets forth the responses of Biofrontera AG (the “Company” or “Biofrontera”) to the comment letter, dated December 15, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission No. 2 of its Draft Registration Statement on Form F-1, submitted confidentially on December 6, 2017 (the “Draft Registration Statement”). This letter and Confidential Submission No. 3 of the Draft Registration Statement (“DRS No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. 3 marked to indicate changes from the version confidentially submitted on December 6, 2017. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Biofrontera. All references to page numbers in Biofrontera’s responses are to the pages in the clean version of DRS No. 3 as submitted via electronic filing.

Amendment No. 1 to Draft Registration Statement on Form F-1

Exchange Rates, page 55

1.	We acknowledge your revised disclosure. Please also provide the aver`age exchange rate for any interim period for which financial statements are presented in your prospectus. Refer to prior comment 5.

Response: The Draft Registration Statement has been revised on page 55 in response to this comment.

Use of Proceeds, page 56

2.	We acknowledge your revised disclosure in response to prior comment 6. However, as previously noted, it appears that the net proceeds you ultimately receive from the preemptive rights offering may be much lower than the estimated amount you currently intend to disclose. Accordingly, please further revise your disclosure to separate your discussion on the expected use of proceeds arising from this offering, and the use of proceeds arising from the preemptive rights offering. Please also clarify the clinical trials for which you intend to use the proceeds and whether you expect to be able to complete each of the identified uses with the proceeds from this offering and your other available assets. If you do not, please clarify your expectations with respect to progress towards completion of the stated uses. You may indicate different levels of progress assuming different levels of exercise of the preemptive rights offering (e.g., assuming no exercise, 50% exercise or full exercise).

Response: The Company has revised its planned offer structure in order to reduce the possibility that any shares that are not subscribed for pursuant to the German preemptive rights offering remain unsold.

On May 24, 2017, the Company’s shareholders authorized its management board, with the approval of its supervisory board, to increase the Company’s capital by 6,000,000 shares. In order to carry out the capital increase, the Company is required by German law and the terms of its authorized capital to make a preemptive rights offering to its existing shareholders before the shares may be sold to third parties. In order to avoid a fractional subscription ratio, the Company plans to exclude shareholders’ subscription rights for a residual number of newly issued shares in accordance with German law and the Company’s Articles of Association. These excluded shares will be available for the Company to sell as ADSs in the U.S. offering.

Under the Company’s revised offer structure, the Company and the underwriters will not close the books on orders in the U.S. offering until after the subscription period for the German preemptive rights offering has expired and the number of shares which have been subscribed in the German preemptive rights offering is known. This structure will enable the Company to offer in the U.S. all those new shares as to which subscription rights (i) have been excluded as described above or (ii) have not been exercised during the subscription period. The Company will seek to sell all such shares in the form of ADSs in the U.S. offering. The price per share at which the Company’s shares will be offered in the German preemptive rights offering will be the same as the price per ADS at which the ADSs are being offered in the U.S. offering (adjusting for the euro/U.S. dollar exchange rate and the ratio of ordinary shares to ADSs).

The Company has described this new offer structure on the cover page of the prospectus, under “Summary—the Offering” on pages 16 and 17, and in “The Combined Offering” on page 166. The Company has also revised its disclosures under “Use of Proceeds” (page 56), “Capitalization” (page 59 and “Dilution” (pages 61 to 62) to reflect the new offer structure by removing (i) any discussion of the use of proceeds from the German preemptive rights offering and (ii) the scenario analysis based upon certain assumed levels of participation in the German preemptive rights offering.

Moreover, the Draft Registration Statement has been revised on page 56 in order to clarify the clinical trials for which it intends to use the proceeds and that it expects to be able to complete all of these trials using the proceeds from the offering and other available sources of liquidity.

Business

Overview, page 83

3.	We refer to your revised disclosure on page 97 that the acne trial is in the early planning stages and that no trial design has been defined. Accordingly, please revise the pipeline table to reflect this information since the table currently appears to indicate that the trial has already been planned. In addition, for this indication, and for your squamous cell carcinoma in situ and larger treatment area products, please update the status in the table to indicate that the timeline for pursuing these phase III trials remain to be determined, since it appears from your revised disclosure on page 98 that these trials have been delayed and that your timeline and financial ability to pursue these trials is currently uncertain.

Response: The Draft Registration Statement has been revised on page 83 in response to this comment.

Research and Development and Regulatory Affairs, page 101

4.	We acknowledge your revised disclosures in response to prior comment 13, and your explanation regarding how p-values relate to the FDA's evaluation. Please also provide the p-values for trial 1.

Response: The Draft Registration Statement has been revised on page 102 in response to this comment.

Patents, page 107

5.	We acknowledge your revised disclosures in response to prior comment 15. Please also explain whether the patents for your technology relating to derivatives of 4-(Thio- or Seleno-xanthene-9-ylidine)-Piperidine or Acridine relate to your Ameluz product.

Response: The Draft Registration Statement has been revised on page 107 in response to this comment.

Management, page 120

6.	Your revised disclosure indicates that you have asked the competent court to appoint Mr. Reinhard Eyring to your supervisory board. Please provide the disclosure required by Item 6 of the Form 20-F for Mr. Eyring. Additionally, upon public filing of your registration statement, please include the signatures of your supervisory board members, and to the extent that Mr. Eyring or other nominees are not signatories to your registration statement, please include a written consent for such person in accordance with Rule 438.

Response: After further consideration, the Company believes that, because the appointment of Mr. Reinhard Eyring remains subject to significant uncertainty in that his appointment is subject to approval of the competent court, it is not appropriate to identify him in the draft registration statement as a future director at this time. The Draft Registration Statement has been revised on page 120 in order to remove the reference to Mr. Eyring. If Mr. Eyring is appointed prior to effectiveness, the disclosure required by Item 6 of Form 20-F will be supplied.

The Company respectfully acknowledges the Staff’s comment requesting the inclusion of signatures of members of its supervisory board and respectfully submits that such signatures are not required. Instruction No. 1 to Form F-1 provides that “[t]he registration statement shall be signed by . . . at least a majority of the board of directors or persons performing similar functions” (emphasis added).

In the U.S. the powers and duties of the board of directors are determined by state corporation law. In general, the principal function of the board of directors is to manage and direct the business affairs of the corporation. For example, Delaware General Corporation Law § 141(a) provides that “The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.”

Under German law, the Company’s supervisory board does not serve as a U.S.-style board of directors or perform similar functions. As a German stock corporation, in accordance with the German Stock Corporation Act (Aktiengesetz), the Company has two-tier separate boards, the supervisory board (Aufsichtsrat) and the management board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both boards. The management board is responsible for the management of the Company’s business in accordance with applicable law, the Company’s articles of association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted for it by the Company’s supervisory board. The management board represents the Company in its transactions with third parties and in other proceedings with third parties. The principal responsibility of the supervisory board is to supervise the management board. The supervisory board is also responsible for appointing and removing members of the management board and representing the Company in connection with transactions between a member of the management board and the Company. The supervisory board is not itself permitted to make management decisions, and its members cannot act on behalf of or bind the Company. In certain limited circumstances, an action by the management board requires approval by the supervisory board; however, such approval is not required for the filing of a Registration Statement with the Commission.

In connection with the Staff’s comment and the above analysis, the Company notes that it is relatively common practice among companies incorporated in Germany or the Netherlands to have their registration statements signed only by their management board and not by their supervisory board (based on the descriptions of the duties and obligations of Dutch supervisory boards contained in Commission filings by Dutch companies, the Dutch dual-board system is analogous to the German dual-board system. See also the Staff’s No-Action Letter Westdeutsche Landesbank Girozentrale, dated April 26, 1991 (SEC Ref. 91-114-CC) (the “No-Action Letter”). In the No-Action Letter, the Staff permitted Westdeutsche Landesbank Girozentrale, a German public banking institution (“WestLB”), to file a Form N-6C9 without the signatures of WestLB’s supervisory board, in part based on WestLB’s representations to the effect that “[the supervisory board] has no management functions and its members cannot bind WestLB. . . the management board of WestLB is the equivalent of a U.S. board of directors and of the U.S. principal executive officers for purposes of executing the Form.” Although the No-Action Letter was issued a number of years ago, and it did not relate specifically to Form F-1, the signature requirements of the relevant form were identical to the requirement of Form F-1 (“at least a majority of its board of directors or persons performing similar functions”), and the Company believes that the rationale quoted above still applies.

For the reasons above, the Company respectfully submits that the members of its supervisory board are not required to sign the Company’s registration statement when it is filed publicly.

Principal Shareholders, page 139

7.	We acknowledge your revised footnote 4 to the principal shareholder table. Since it appears that Deutsche Balaton AG owns more than 5% of your shares, please also include the entity in your table. You may clarify for investors in footnote or other disclosures that Wilhelm Konrad Thomas Zours indirectly controls the entity.

Response: The Draft Registration Statement has been revised on page 139 in response to this comment.

Audited Financial Statements of Biofrontera AG

Consolidated Cash Flow Statement, page F-7

8.	Please revise your submission to provide disclosure that briefly describes the corrections you made to your cash flow statements consistent with your response to prior comment 19. In this regard, we note that you include error correction disclosure for your Warrant Bond disclosure on page F-14. In addition, separately have your auditors tell us why their opinion is not dual-dated and does not reference the changes you made to your cash flow statements, referencing the authoritative literature they relied upon to support their position.

Response: The Draft Registration Statement has been revised on page F-12 in response to this comment. With respect to the second part of the Staff’s comment, the Company’s auditors have stated to the Company that they applied the guidance in AS 3110.5 with respect to dating the report when a subsequent event disclosed in the financial statements occurs after the auditor has obtained sufficient appropriate evidence on which to base his or her opinion.

The adjustment to the cash flow statement was to correct an immaterial error related to the non-cash change in the convertible bonds, where certain items had been incorrectly classified between operating and financing activities. The Company’s auditors believe that they had sufficient appropriate audit evidence to support the adjustment at the time of the original issuance of the audit report, but the amounts had been inadvertently misclassified in the financial statements. Accordingly, no incremental audit evidence was obtained in connection with the correction of this immaterial error and dual dating was not necessary.

Summary of significant accounting policies

Warrant bonds, page F-15

9.	As IFRS 13 is a standard for fair value measurement and does not provide recognition guidance, please tell us why your revised disclosure in response to prior comment 23 indicates that the difference between the contract value and the fair value of the liability component is the equity component based on guidance in IFRS 13.

Response: The reference to “IFRS 13” has been revised to “IAS 32” in the Draft Registration Statement on page F-15 in response to this comment.

Notes to Condensed Consolidated Financial Statements

Unaudited Financial Statements of Biofrontera AG

Convertible bond 2017/2022, page F-45

10.	We acknowledge your response to prior comment 30. Although you indicate in your response that you recorded an embedded derivative liability for the conversion feature of these bonds, you reference paragraph 31 of IFRS 32 which relates to the accounting for compound financial instruments not the accounting for embedded derivatives under paragraph 11 of IFRS 39. If you indeed have accounted for the conversion feature as an embedded derivative, please tell us the following:

•	The fair value of the embedded conversion feature associated with the €2.7 million of bonds outstanding at June 30, 2017 and where that liability is presented on your balance sheet;
•	The fair value of the embedded conversion feature immediately before conversion associated with the €2.3 million of bonds converted during the first half of 2017, the amount of the charge/credit to profit or loss associated with the change in the fair value of the derivative liability for those bonds converted, and the location of the charge/credit in your condensed consolidated statement of comprehensive income; and
•	The amount of the charge/credit to profit or loss associated with the change in the fair value of the derivative liability for those bonds still outstanding at June 30, 2017.

If you have not accounted for the conversion feature of these bonds as an embedded derivative liability under paragraph 11 of IAS 39, please explain to us why not and reference for us the authoritative literature you rely upon to support your accounting.

Response: With respect to the Staff’s question regarding accounting for the convertible bond 2017/2022, the Company respectfully reaffirms that the division of the liability (bond) and equity component (conversion right) of the convertible bond was accounted for in accordance with IAS 32.31/32.

The conversion feature is classified as an equity instrument as it meets the criteria within IAS 32.16(a) and 32.16(b) (see reference below). While the conversion price ranges during the life of the bond from 3.50 to 5.00 euros, the conversion price is fixed for pre-determined periods as defined by the agreement at inception. Additionally, there is no anti-dilution protection given exclusively to the bond holders that is not provided to all other equity holders that would trigger liability treatment.

Per IAS 32.16(b) (ii), the fixed-for-fixed rule states that “…rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.”

The Draft Registration Statement has been revised on page F-46 in response to this comment.

If you have any question regarding this letter or DRS No. 3, please contact Seth Goldsamt by telephone at +1 212 548 2162 or via e-mail at sgoldsamt@mcguirewoods.com or Stephen Older by telephone at +1 212 548 2122 or via e-mail at solder@mcguirewoods.com.

Questions pertaining to accounting may also be directed to Dr. Thomas Senger by telephone at +49 211 9524 8531 or via e-mail at thomas.senger@wkgt.com, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Seth Goldsamt

Cc:	Hermann Lübbert, Chief Executive Officer, Biofrontera AG

Thomas Schaffer, Chief Financial Officer, Biofrontera AG